Exhibit 99.2

22NW ISSUES LETTER TO THE BOARD OF HUTTIG BUILDING PRODUCTS OPPOSING MILL ROAD’S ACQUISITION PROPOSAL

Strongly Believes that Mill Road’s Proposal to Acquire HBP for $4 per share Significantly Undervalues the Company

Optimistic About HBP’s Growth Potential and Future Upside as a Standalone Company

Urges Board to Reject Mill Road’s Unsolicited Offer

SEATTLE, WA, October 22, 2020 – 22NW, LP (“22NW” or “we”), one of the largest stockholders of Huttig Building Products, Inc. (“Huttig” or the “Company”) (NASDAQ:HBP), with ownership of approximately 7.9% of the Company’s outstanding shares, today issued a public letter to the Board of Directors of Huttig stating 22NW’s belief that the proposed consideration of $4 per share offered by Mill Road Capital Management LLC and its affiliates to acquire all outstanding shares of the Company is far too low.

The full text of the letter follows:

October 22, 2020

Dear Board of Directors,

22NW, LP (“22NW”, “our” or “we”) is a significant stockholder of Huttig Building Products, Inc. (“Huttig” or the “Company”) with beneficial ownership of over 2.1 million shares, representing approximately 7.9% of the Company’s outstanding shares. We note that Mill Road Capital Management LLC and its affiliates (collectively, “Mill Road”) made an unsolicited offer of $2.75 per share for Huttig in August 2020, and increased the offer to $4 per share in mid-October. We believe that the price of Mill Road’s unsolicited offer to acquire the Company is grossly inadequate, and we urge the Company’s Board of Directors to reject this offer.

Huttig began the national expansion of its line of fasteners, called “Huttig Grip,” in 2017. Our diligence on Huttig has revealed that while the Company had some initial logistical difficulties and disruptions with the expansion of its fasteners business, a majority of the problems had been resolved by 2019, and the Huttig Grip brand was gaining significant traction prior to the COVID-19 pandemic. We believe that the Huttig Grip brand of fasteners will continue to successfully expand, resulting in significant revenues and EBITDA growth for the Company, but that COVID-19 has obscured this progress and temporarily led to an unduly depressed share price. In addition, we believe that low interest rates will fuel a strong housing market for several years, as evidenced by the recent record high level of the NAHB / Wells Fargo Housing Market Index.1 Because of these factors, we believe that the Company can achieve an EBITDA run rate of $32 million or better within the next three years and a potential stock price of $9 per share in a base case or $12 per share in a bull case in that time frame.

1 https://www.cnbc.com/2020/10/19/homebuilder-sentiment-sets-another-record-high-in-october.html

We believe the $4 per share offer proposed by Mill Road is unreasonably low and reflective of trough EBITDA results, and we see no reason why the Company’s stockholders should give up potentially significant future upside by accepting Mill Road’s opportunistic bid for the Company.

Sincerely,

Aron English
President
22NW, LP

About 22NW, LP

22NW, LP is a Seattle-based investment firm that specializes in small and microcap investments that have multi-year investment horizons.

Contact:

Aron English
22NW, LP
(206) 227-3078